SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August, 2003

Boardwalk Equities Inc.

(Translation of registrant’s name into English)

200, 1501 – 1st Street SW, Calgary, Alberta, Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐        Form 40-F  ☒

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
NEWS RELEASE FOR IMMEDIATE DISTRIBUTION
Financial Statement Changes
Operational Highlights
Same-Property Results
Acquisition/Disposition Activity
Continued Financial Strength
Dividend Increased To Annualized Rate of $0.30 Per Common Share
Revised 2003 Earnings Guidance
Supplementary Information
Teleconference on Second Quarter, 2003 Financial Results
Corporate Profile
Forward-Looking Statements
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF EARNINGS
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. BASIS OF PRESENTATION
2. ACCOUNTING POLICY CHANGES
Stock-based compensation plans
Disposal of long-lived assets
Disclosure of guarantees
Comparative figures
3. ACQUISITIONS AND DISPOSITIONS OF REVENUE PRODUCING PROPERTIES
Acquisitions
Dispositions
4. DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS
Earnings from Discontinued Operations
5. SHARE CAPITAL
(a) Issued
(b) Stock Options
Options exercisable at period end
6. PER SHARE CALCULATIONS
7. FUTURE INCOME TAXES
8. UTILITY REBATE
9. COMMITMENTS AND CONTINGENCIES
10. GUARANTEES
11. SEGMENTED INFORMATION
12. SUBSEQUENT EVENTS

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Boardwalk Equities Inc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2003
          Boardwalk Equities Inc.

By:	/s/ Paul Moon

Paul Moon
Director of Corporate Communications

August 15, 2003

NEWS RELEASE FOR IMMEDIATE DISTRIBUTION

BOARDWALK ANNOUNCES SECOND QUARTER RESULTS

ANNUAL DIVIDEND SIGNIFICANTLY INCREASED TO $0.30 PER SHARE

$50 MILLION OF ADDITIONAL ACQUISITIONS COMPLETED, EXPANDING MONTREAL AND QUEBEC
CITY PRESENCE

Calgary, Alberta — August 15, 2003 - Boardwalk Equities Inc. (“BEI” — TSX, NYSE) today announced its financial results for the second quarter of 2003. For the three-month period ended June 30, 2003, the Company reported Funds From Operations (“FFO”), a key performance measurement for real estate companies, of $17.1 million and FFO per share of $0.34 on a diluted basis, compared to FFO of $18.0 million and FFO per share of $0.36 for the same period last year. Excluding property sales, FFO per share amounted to $0.34 on a diluted basis in the second quarter of 2003, unchanged compared to $0.34 in the same period last year.

Funds From Operations (“FFO”) is a generally accepted measure of operating performance of real estate companies, however, it is a non-GAAP measurement. The Company calculates FFO by taking Net Earnings after discontinued operations and adding non-cash items including Future Income Taxes and Amortization. The amount is referenced in Boardwalk’s MD&A. The determination of this amount may differ from that of other real estate companies.

Highlights of the Company’s second quarter 2003 financial results include:

•	Rental revenues of $66.7 million, an increase of 12.1% compared to $59.5 million for the three-month period ended June 30, 2002.

•	Net operating income of $44.1 million, a 5.2% increase from $41.9 million in the same period last year.

•	Total FFO of $17.1 million, a decrease of 5.0% compared to $18.0 million for the three-month period ended June 30, 2002. FFO, excluding all property sales, of $17.1 million, an increase of 0.4% from $17.0 million for the three-month period ended June 30, 2002.

•	Total FFO per share of $0.34 on a diluted basis, a decrease of 5.6% compared to $0.36 for the three-month period ended June 30, 2002. FFO per share, excluding all property sales, of $0.34 on a diluted basis, unchanged compared to $0.34 for the three-month period ended June 30, 2002.

•	Net income of $2.6 million, a 35.9% decrease compared to $4.0 million in the same period last year. EPS of $0.05 compared to $0.08 in the first quarter of last year.

Highlights of the Company’s first-half financial results include:

•	Rental revenues of $132.4 million, an increase of 16.0% compared to $114.2 million for the six-month period ended June 30, 2002.

•	Net operating income of $84.8 million, a 7.6% increase from $78.8 million in the same period last year.

•	Total FFO of $32.6 million, an increase of 0.9% compared to $32.3 million for the six-month period ended June 30, 2002. FFO, excluding all property sales, of $31.5 million, an increase of 0.8% compared to $31.2 million for the six-month period ended June 30, 2002.

•	Total FFO per share of $0.64 on a diluted basis, a decrease of 1.5% compared to $0.65 for the six-month period ended June 30, 2002. FFO per share, excluding all property sales, was $0.62 on a diluted basis, a decrease of 1.5% compared to $0.63 for the six-month period ended June 30, 2002.

•	Excluding a $3.2 million non-recurring utility rebate which contributed $0.07 to FFO per share in the first half of 2002, as well as excluding all property sales, the FFO per share comparison would be $0.62 compared to $0.56 last year, representing an 10.7% increase.

•	Net income of $4.1 million, a 31.2% decrease compared to $5.9 million in the same period last year. EPS of $0.08 compared to $0.12 in the first six months of last year.

Sam Kolias, Boardwalk’s President and Chief Executive Officer, said, “The operating environment has remained competitive and the strength in housing markets has had an impact on our occupancy levels in the first half of the year as well as on rent and incentive levels in certain markets. In addition, our utility and other operating costs including those related to turnover have been somewhat higher than expected, resulting in margin pressure in the latest quarter. Overall, our utility costs in the latest quarter increased by $2.4 million compared to the same period last year, representing a 43% increase, and in our stabilized portfolio our utility expenses increased by approximately 24%. We also had a charge of just under $500,000 in the second quarter relating to the refinancing of Boardwalk Centre in Edmonton that adversely impacted FFO by $0.01. The payback on this charge, given the significant reduction in the interest rate on the property, is less than six months and we expect this to be reversed by year-end.”

“There is a degree of fluctuation in these operating variables on a seasonal and quarter-to-quarter basis, to which an evaluation of our performance over the full course of a year, to complement our interim reporting, would provide a more meaningful analysis of our results. In the quarters ahead we will be focusing on driving occupancies higher and maximizing rental revenues while containing controllable costs and non-essential capital expenditures. We are encouraged by the progress which we are seeing in our rental operations, particularly the strides that we are making in improving our occupancy rates. We anticipate that occupancy levels in the second half of the year will improve over last year. The company remains well-positioned to benefit from an improvement in the operating environment, with a high quality portfolio geographically concentrated in markets with attractive long-term fundamentals.”

“Boardwalk has continued to make progress in executing key elements of our strategic plan,” said Mike Hough, Boardwalk’s Senior Vice President. “We have broadened and strengthened the Company’s geographic platform significantly over the past year and a half, having established a high-quality portfolio and operating team in major markets areas in Quebec. With our recently completed acquisitions, the Company’s portfolio in Quebec has grown to approximately 5,400 units. We believe that our expanded platform will enable the Company to capitalize on additional expansion opportunities over time and serves to enhance the Company’s long-term growth potential.”

Financial Statement Changes

Effective January 1, 2003, the Corporation adopted the new Canadian accounting recommendations with respect to the disposal of long-lived assets on or after that date. As a result, the Corporation now presents FFO per share from continuing operations and FFO per share from discontinued operations, as well as total FFO per share. Previously, the Corporation distinguished between FFO per share from rental operations, FFO per share from property sales and total FFO per share. With the new recommendations, the results of operations and cash flows associated with the disposal of long-lived assets on or after January 1, 2003 are now a component of discontinued operations rather than a component of continuing rental operations.

Operational Highlights

The average vacancy rate across the Company’s portfolio for the second quarter of 2003 was 5.0%, compared to 4.9% in the first quarter of 2003, and down from 5.9% in the second quarter of last year.

The average monthly rent realized in the first six months of 2003 was $727 per unit, up $25, or 3.5%, from $702 per unit for the 6-month period ended June 30, 2002. Management estimates that market rents for its properties at the end of June 2003 averaged $788 per unit per month which compares to an average in-place monthly rent per occupied unit of $765 for the six-month period ended June 30, 2003. This translates into an estimated “loss-to-lease” of approximately $10.6 million, or $0.21 per share, maintaining existing occupancy rate levels.

Same-Property Results

The “same-property” results for the Company’s stabilized properties (defined as properties owned for a period of over 24 months) for the six-month period ended June 30, 2003 showed rental growth of 1.9%, an increase in operating expenses of 15.6% and a decline in NOI of 4.1% compared to the same period last year. The year-to-year comparison is affected by the impact of a non-recurring gas utility rebate received in the first quarter of 2002 for a significant portion of the Company’s Alberta properties.

Excluding the non-recurring rebate, the Company’s stabilized properties in the first six months of 2003 would have showed rental growth of 1.9%, an increase in operating expenses of 5.4% and NOI growth of 0.2% compared to the same period last year.

The “same-property” results for the Company’s stabilized properties for the three-month period ended June 30, 2003 showed rental growth of 2.1%, an increase in operating expenses of 13.5% and a decline in NOI of 2.5% compared to the same period last year

A total of 25,064 units, representing approximately 82% of Boardwalk’s total portfolio, were classified as stabilized as at June 30, 2003. None of the Company’s Quebec properties are currently classified as stabilized.

Same-Property Results — Stabilized Portfolio
Six Months Ended June 30, 2003 vs. Six Months Ended June 30, 2002

						Net
	Rental		Utility			Operating
	Revenues	Utilities	Rebate	Other	Total	Income

Calgary	-1.8%	-6.5%	-100.0%	14.8%	8.6%	-5.4%
Edmonton	3.0%	-3.7%	-100.0%	15.8%	32.2%	-7.0%
Other Alberta	-1.0%	-2.7%	-100.0%	7.1%	20.9%	-8.6%
Ontario	4.5%	14.6%	—	3.8%	8.2%	1.7%
Saskatchewan	3.2%	-8.3%	—	4.4%	0.0%	5.4%

Total	1.9%	-1.5%	-100.0%	10.4%	15.6%	-4.1%

Excluding one time rebate	1.9%	-1.5%	0.0%	10.4%	5.4%	0.2%

Same-Property Results — Stabilized Portfolio
Three Months Ended June 30, 2003 vs. Three Months Ended June 30, 2002

						Net
	Rental		Utility			Operating
	Revenues	Utilities	Rebate	Other	Total	Income

Calgary	-1.1%	27.4%	-100.0%	10.9%	17.5%	-6.7%
Edmonton	2.8%	32.7%	-100.0%	10.1%	18.1%	-2.8%
Other Alberta	-1.1%	25.9%	-100.0%	0.3%	8.6%	-4.9%
Ontario	4.3%	16.9%	—	2.5%	7.6%	2.2%
Saskatchewan	4.4%	28.4%	—	1.9%	7.9%	2.5%

Total	2.1%	27.3%	-100.0%	6.5%	13.5%	-2.5%

Acquisition/Disposition Activity

In the second quarter of 2003, the Company completed one property acquisition:

Les Jardins Bourassa, Montreal — an apartment complex in north Montreal consisting of two concrete high-rise buildings with a total of 178 residential units and total rentable area of 85,900 square feet. The transaction closed on June 25, 2003. The acquisition price of $7.0 million equates to approximately $39,100 per unit. The going-in cap rate for the acquisition is estimated at approximately 8%.

This brought the total acquisitions the Company completed in the first six months of 2003 to 1,307 units at a total acquisition price of $61.0 million. This equates to an average acquisition price of approximately $46,600 per unit, and approximately $66 per rentable square foot, which is estimated to be less than 50% of replacement cost.

There were no property dispositions in the second quarter of 2003. In the first quarter of 2003, the Company completed the disposition of a non-core 40-unit property in Edmonton. The property was sold for $3.0 million and contributed $1.0 million to total FFO. In the second quarter of 2002, property dispositions amounted to $7.5 million and contributed $1.0 million to FFO.

Subsequent to the end of the second quarter, the Company closed on the acquisition of a total of 646 additional units in Quebec City for a total acquisition price of $45.0 million. The acquisition price equates to an average acquisition price of approximately $69,700 per unit, and approximately $91 per rentable square foot, which is estimated to be less than 55% of replacement cost. In aggregate, the going-in cap rate on these acquisitions is estimated at approximately 8%. The properties acquired were:

Les Appartements du Verdier, Quebec City (Sainte-Foy) — an apartment complex consisting of 14-buildings with a total of 195 residential units and total rentable area of 152,600 square feet. The transaction closed on July 30, 2003. The acquisition price of $11.5 million equates to approximately $59,000 per unit.

Quebec City Portfolio — On August 6, 2003, the Company closed on the acquisition of a 451-unit portfolio in Quebec City. The acquisition price of the portfolio was $33.5 million, which equates to approximately $74,300 per unit. The properties acquired in the portfolio are:

•	Le Laurier, Quebec City — a high-rise apartment building with a total of 105 residential units and total rentable area of 75,000 square feet. The property is situated in the central core of Quebec City on Avenue Wilfred-Laurier in close proximity to Old Quebec, and overlooks Battlefield Park at the Plains of Abraham with views of the Saint Lawrence River.

•	Place Samuel De Champlain, Quebec City — a high-rise apartment building located in downtown Quebec City consisting of 130 units and total rentable area of 104,200 square feet.

•	Place du Parc, Quebec City — a high-rise apartment building consisting of 111 residential units and total rentable area of 81,700 square feet.

•	Place Charlesbourg, Quebec City (Charlesbourg) — an apartment complex consisting of 2 mid-rise concrete buildings with a total of 105 residential units and total rentable area of 82,600 square feet.

In aggregate, to date in 2003, the Company has completed the acquisition of a total of 1,953 units at a total acquisition price of $106 million. This has increased the Company’s portfolio by 7% since December 31, 2002, to a total of approximately 31,200 units.

Boardwalk’s portfolio in Montreal now stands at over 4,050 units, its portfolio in Quebec City at almost 1,000 units, and its total portfolio in the province of Quebec at approximately 5,400 units.

Continued Financial Strength

The Company maintained its solid financial position in the quarter. Boardwalk’s mortgage debt totalled $1.34 billion as at June 30, 2003, up from $1.31 billion at December 31, 2002. The increase is largely attributable to the additional debt related to property acquisitions that the Company completed during the first half of the year. As of June 30, 2003, the Company’s debt had an average maturity of 4.5 years with a weighted average interest rate of 5.79%. The Company’s debt-to-total-market-capitalization ratio was 63.5% as at June 30, 2003, which compares to 62.7% at the same time last year.

The Company’s interest coverage ratio, excluding gains, for the three-month period ended June 30, 2003 was 2.01 times compared to 1.99 times in the same period last year.

Dividend Increased To Annualized Rate of $0.30 Per Common Share

Yesterday, the Board of Directors declared a quarterly cash dividend of $0.075 (Canadian) per share on the outstanding common shares. The dividend is payable on September 10, 2003 to shareholders of record at the close of business on August 28, 2003. The dividend equates to an annual cash dividend rate of $0.30 per common share, which is an increase from the previous annualized dividend rate of $0.08 per common share. The Board of Directors indicated that the increase in the dividend rate is a reflection of the Company’s financial strength and future prospects. Management believes that this dividend rate continues to enable the Company to retain a significant amount of internally generated cash flow for reinvestment and growth opportunities going forward.

Revised 2003 Earnings Guidance

“We are revising downward our previous FFO guidance for 2003 due primarily to our revenues being below expectations in the first half of 2003 as a result of increased incentive levels and lower than anticipated rental rate achievement in certain major markets combined with utility and other operating cost pressures we have experienced,” stated Rob Geremia, Senior Vice President, Finance and CFO. “Our revised 2003 guidance is for total FFO per share of between $1.34 and $1.38, down from the previous range of between $1.40 and $1.44. We remain firmly on track to beat last year’s record results.”

Supplementary Information

Boardwalk produces Quarterly Supplemental Information that provides detailed information regarding the Company’s activities during the quarter. The Second Quarter Supplemental Information is available on the INVESTOR section of our website (www.bwalk.com).

Teleconference on Second Quarter, 2003 Financial Results

We invite you to participate in the teleconference that will be held to discuss the Company’s second quarter results this morning at 9:00am EST. Senior management will speak to the financial results and provide a corporate update. Presentation materials will be made available on the INVESTOR section of our website (www.bwalk.com) prior to the call.

Participation & Registration: Please RSVP to Investor Relations at 403-531-9255 or by email to investor@bwalk.com.

Teleconference: The telephone numbers for the conference are: 416-640-4127 (within Toronto) or toll-free 1-800-814-3911 (outside Toronto).

Webcast: Investors will be able to listen to the call and view our slide presentation over the Internet by visiting http://investor.bwalk.com 15 min. prior to the start of the call. An information page will be provided for any software needed and system requirements. The live audiocast will also be available at http://www.newswire.ca/webcast/viewEventCNW.html?eventID=592460.

Replay: An audio recording of the teleconference will be available approximately one hour after the call until 11:59pm EST on August 22nd, 2003. You can access it by dialing 416-640-1917 and using the passcode 21010308#. An audio archive will also be available on our Investor site (http://investor.bwalk.com) approximately two hours after the conference call.

Corporate Profile

Boardwalk Equities Inc. is Canada’s largest owner/operator of multi-family rental communities. Boardwalk currently owns and operates in excess of 250 properties with over 31,200 units totalling approximately 26 million net rentable square feet. The Company’s portfolio is concentrated in the provinces of Alberta, Saskatchewan, Ontario and Quebec. Boardwalk is headquartered in Calgary and its shares are listed on both the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbol BEI. The Company has a total market capitalization of approximately $2.1 billion.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are statements that involve risks and uncertainties, including, but not limited to, changes in the demand for apartment and town home rentals, the effects of economic conditions, the impact of competition and competitive pricing, the effects of the Company’s accounting policies and other matters detailed in the Company’s filings with Canadian and United States securities regulators available on SEDAR in Canada and by request through the Securities and Exchange Commission in the United States, including matters set forth in the Company’s Annual Report to Shareholders under the heading ``Management’s Discussion and Analysis’’. Because of these risks and uncertainties, the results, expectations, achievements, or performance described in this release may be different from those currently anticipated by the Company.

For further information please contact:

Boardwalk Equities Inc.
Sam Kolias, President and CEO, (403) 531-9255;
Roberto Geremia, Senior Vice-President, Finance and Chief Financial Officer, (403) 531-9255;
Mike Hough, Senior Vice President, (416) 364-0849;
Paul Moon, Director of Corporate Communications, (403) 531-9255.

CONSOLIDATED BALANCE SHEETS
(CDN$ THOUSANDS)

	June 30,	December 31,
AS AT	2003	2002

	(Unaudited)	(Audited)
Assets
Revenue producing properties	$1,665,381	$1,604,277
Properties held for development	7,263	7,038
Mortgages and accounts receivable	10,943	14,704
Other assets	13,113	13,723
Deferred financing costs	36,175	37,521
Segregated tenants’ security deposits	7,153	7,596
Cash and cash equivalents	1,121	23,631

	$1,741,149	$1,708,490

Liabilities
Mortgages payable	$1,336,490	$1,307,177
Accounts payable and accrued liabilities	16,120	21,498
Refundable tenants’ security deposits and other	10,097	10,496
Capital lease obligations	4,069	4,598
Future income taxes (NOTE 7)	67,183	62,976

	1,433,959	1,406,745

Shareholders’ Equity
Share capital (NOTE 5)	270,290	266,516
Retained earnings	36,900	35,229

	307,190	301,745

	$1,741,149	$1,708,490

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS
(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2003	2002	2003	2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue
Rental income	$66,675	$59,487	$132,382	$114,171
Sales — properties held for resale (NOTE 2)	—	7,498	—	7,498

	$66,675	$66,985	$132,382	$121,669

Expenses
Revenue producing properties:
Operating expenses	$8,141	$6,261	$16,379	$11,780
Utilities	8,061	5,686	18,294	15,978
Utility rebate (NOTE 8)	—	(67)	—	(3,302)
Property taxes	6,376	5,708	12,889	10,909
Cost of sales — properties held for resale (NOTE 2)	—	6,531	—	6,531
Administration	5,826	4,958	11,678	9,685
Financing costs	19,002	18,568	37,975	35,331
Deferred financing costs amortization	1,169	496	1,833	1,023
Amortization	12,442	11,594	24,617	22,487

	$61,017	$59,735	$123,665	$110,422

Earnings from continuing operations before income taxes	$5,658	$7,250	$8,717	$11,247
Large corporations taxes	1,018	862	1,840	1,523
Future income taxes (NOTE 7)	2,085	2,409	3,555	3,823

Earnings from continuing operations	$2,555	$3,979	$3,322	$5,901
Earnings from discontinued operations, net of tax (NOTE 4)	—	7	751	19

Net earnings for the period	$2,555	$3,986	$4,073	$5,920

Basic earnings per share (NOTE 6)
— from continuing operations	$0.05	$0.08	$0.07	$0.12
— from discontinued operations	$0.00	$0.00	$0.01	$0.00

Basic earnings per share	$0.05	$0.08	$0.08	$0.12

Diluted earnings per share (NOTE 6)
— from continuing operations	$0.05	$0.08	$0.07	$0.12
— from discontinued operations	$0.00	$0.00	$0.01	$0.00

Diluted earnings per share	$0.05	$0.08	$0.08	$0.12

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(CDN$ THOUSANDS)

	6 months	6 months
	ended	ended
	June 30,	June 30,
	2003	2002

	(Unaudited)	(Unaudited)
Retained earnings, beginning of period	$35,229	$26,782
Net earnings for the period	4,073	5,920
Dividends paid	(2,010)	(2,477)
Premium on share repurchases	(392)	(579)

Retained earnings, end of period	36,900	$29,646

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS
(CDN$ THOUSANDS)

	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2003	2002	2003	2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash obtained from (applied to):
Operating activities
Net earnings for the period	$2,555	$3,986	$4,073	$5,920
Earnings from discontinued operations (NOTE 4)	—	(7)	(751)	(19)
Income taxes	2,085	2,409	3,555	3,823
Amortization	12,442	11,594	24,617	22,487

Funds from continuing operations	$17,082	$17,982	$31,494	$32,211
Funds from discontinued operations	—	24	33	56
Net change in operating working capital	2,828	426	324	3,538
Net change in properties held for development	1,783	5,990	1,672	5,857

Total cash provided by operating activities	$21,693	$24,422	$33,523	$41,662

Financing activities
Issue of common shares for cash (net of issue costs)	$1,310	$4,472	$4,013	$5,584
Stock repurchase program	—	—	(628)	(1,045)
Dividends paid	(1,008)	—	(2,010)	(2,477)
Financing of revenue producing properties	46,061	15,702	88,864	100,883
Repayment of debt on revenue producing properties	(51,982)	(17,727)	(75,888)	(75,929)
Deferred financing costs incurred (net of deferred financing costs amortization)	(664)	(39)	(937)	(1,854)

	$(6,283)	$2,408	$13,414	$25,162

Investing activities
Purchases of revenue producing properties (NOTE 3)	$(3,915)	$(71,991)	$(46,433)	$(74,817)
Project improvements to revenue producing properties	(11,812)	(8,410)	(23,299)	(14,946)
Net cash proceeds from sale of properties	—	—	1,223	—
Technology for real estate operations	(648)	(119)	(938)	(673)

	$(16,375)	$(80,520)	$(69,447)	$(90,436)

Decrease in cash and cash equivalents balance during the period	$(965)	$(53,690)	$(22,510)	$(23,612)
Cash and cash equivalents, beginning of period	$2,086	$55,750	$23,631	$25,672

Cash and cash equivalents, end of period	$1,121	$2,060	$1,121	$2,060

Taxes paid	$918	$1,200	$1,734	$1,809

Interest paid	$19,235	$17,095	$38,088	$33,487

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2003

(TABULAR AMOUNTS IN CDN$ THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS UNLESS OTHERWISE STATED)

1.      BASIS OF PRESENTATION

These unaudited interim consolidated financial statements of Boardwalk Equities Inc. (the “Corporation”) have been prepared in accordance with the recommendations of the handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”) and with the recommendations of the Canadian Institute of Public and Private Real Estate Companies (“CIPPREC”) and are consistent with those used in the audited consolidated financial statements as at and for the year ended December 31, 2002, except as described in Note 2 below. These interim financial statements do not include all of the disclosures required by Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to annual financial statements, and therefore, they should be read in conjunction with the audited consolidated financial statements.

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and to make disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Due to seasonality, the operating results for the three and six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003.

2.      ACCOUNTING POLICY CHANGES

Stock-based compensation plans

Effective January 1, 2003, the Corporation changed its accounting policy for stock options granted on or after that date to reflect early adoption of the CICA exposure draft on section 3870 of the CICA Handbook. Under the new policy, the Corporation now determines the fair value of stock options, using an accepted option-pricing model, on their grant date and recognizes this amount as compensation expense over the period the stock options vest, with a corresponding increase to contributed surplus in shareholders’ equity. The new accounting policy has been applied prospectively. If there are any further changes to the exposure draft, the Corporation will adjust the policy to reflect section 3870 in its final form.

Previously under the Corporation’s intrinsic value method policy, the Corporation did not record compensation expense for stock options granted to directors, executives and employees in the financial statements because there was no intrinsic value at the date of grant. Note 5 discloses the pro forma amounts to the Corporation’s net earnings and net earnings per share for the three and six months ended June 30, 2003 and 2002 had the impact of compensation costs using the fair value method been applied effective January 1, 2002.

Disposal of long-lived assets

Effective January 1, 2003, the Corporation adopted the new CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, for disposals on or after January 1, 2003. The recommendations of this section requires disposal of long-lived assets be classified as held for sale, and the results of operations and cash flows associated with the assets disposed be reported separately as discontinued operations, less applicable income taxes. A long-lived asset is classified by the Corporation as an asset held for sale at the point in time when it is available for immediate sale, management has committed to a plan to sell the asset and is actively locating a buyer for the asset at a sales price that is reasonable in relation to the current fair value of the asset, and the sale is probable and expected to be completed within a one-year period. For unsolicited interest in a long-lived asset, the asset is classified as held for sale only if all the conditions of the purchase and sale agreement have been met, a sufficient purchaser deposit has been received and the sale is probable and expected to be completed shortly after the end of the current period.

The impact of adopting the new recommendations for disposals of long-lived assets on or after January 1, 2003 is disclosed in Note 4.

Disclosure of guarantees

Effective January 1, 2003, the Corporation adopted Accounting Guideline 14 (AcG-14), Disclosure of Guarantees. This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given, regardless of whether it will have to make payments under the guarantees. Please refer to Note 10 for further disclosure on the Corporation’s guarantees.

Comparative figures

Certain comparative figures have been reclassified to conform with the presentation of the current period, or as a result of accounting changes.

3.      ACQUISITIONS AND DISPOSITIONS OF REVENUE PRODUCING PROPERTIES

Acquisitions

	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2003	2002	2003	2002

Cash paid	$3,915	$71,991	$46,433	$74,817
Debt assumed	3,165	109,597	15,468	109,597

Total purchase price	$7,080	$181,588	$61,901	$184,414
Fair value adjustment to debt	—	19,500	869	19,500

Book value	$7,080	$201,088	$62,770	$203,914

Units acquired	178	3,100	1,307	3,160

Dispositions

	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2003	2002	2003	2002

Cash received	$—	$3,026	$1,385	$3,026
Vendor take back mortgage	—	500	—	500
Debt assumed by the purchaser	—	3,972	1,655	3,972

Total proceeds	$—	$7,498	$3,040	$7,498
Net book value	$—	$6,531	$1,993	$6,531

Gain on sales before income taxes	$—	$967	$1,047	$967

Units sold	—	121	40	121

4.      DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

During the first quarter of 2003, the Corporation received a $3.0 million unsolicited offer to purchase a 40-unit property located in Edmonton, Alberta. The sale was completed by the end of the first quarter. There were no dispositions during the second quarter of 2003. Note 3 discloses the carrying amounts of the major assets and liabilities included in the disposition. The following tables set forth the results of operations and cash flows associated with the long-lived asset, separately reported as discontinued operations for the current and prior periods.

Earnings from Discontinued Operations

	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2003	2002	2003	2002

Revenue
Rental income	$—	$79	$86	$157
Expenses
Revenue producing properties:
Operating expenses	$—	$7	$4	$17
Utilities	—	15	17	19
Utility rebate (NOTE 8)	—	—	—	(1)
Property taxes	—	5	6	10
Administration	—	3	2	5
Financing costs	—	26	24	51
Deferred financing costs amortization	—	(1)	—	—
Amortization	—	14	—	27

	$—	$69	$53	$128

Operating earnings from discontinued operations before undernoted items and income taxes	$—	$10	$33	$29
Future income taxes	—	(3)	(12)	(10)
Operating earnings from discontinued operations	$—	$7	$21	$19
Gain on disposition	—	—	1,047	—
Future income taxes	—	—	(317)	—

Earnings from discontinued operations	$—	$7	$751	$19

5.      SHARE CAPITAL

(a)	Issued

	June 30, 2003		December 31, 2002

	Number	Amount	Number	Amount

Common shares outstanding (THOUSAND)	50,437	$270,294	50,109	$266,516

(b)	Stock Options

The Corporation has a stock option plan that provides for the granting of options to directors, executives and employees. The stock option plan provides for the granting of options to purchase up to 10,643,636 (December 31,

2002 — 10,643,636) common shares. The exercise price is equal to the market value of the common shares at the date of grant. As at June 30, 2003, there was a total of 2,928,733 (December 31, 2002 — 3,480,072) options outstanding to directors, officers and employees. The exercise prices range from $9.11 to $17.15 (December 31, 2002 — $9.11 to $22.92). These options expire up to August 28, 2012.

	June 30, 2003		December 31, 2002

	6 months	Weighted average	12 months	Weighted average
	options	exercise price	options	exercise price

Outstanding, beginning of period	3,480,072	$12.46	3,647,834	$12.60
Granted	—	—	930,722	$12.16
Exercised	(371,300)	$10.56	(801,633)	$11.02
Forfeited	(180,039)	$19.85	(296,851)	$17.14

Outstanding, end of period	2,928,733	$12.27	3,480,072	$12.46

Options exercisable at period end

The following table summarized information about the options outstanding at June 30, 2003:

Options outstanding				Options exercisable

		Weighted			Weighted
		average	Weighted		average	Weighted
Range of		remaining	average		remaining	average
exercise	Number	contractual life	exercise	Number	contractual life	exercise
prices	outstanding	(years)	price	exercisable	(years)	price

$9.01 to $11.00	460,000	6.7	$9.52	418,200	6.7	$9.51
$11.01 to $13.00	1,801,822	6.1	$11.97	1,105,164	6.5	$11.90
$13.01 to $15.00	381,011	5.7	$14.01	271,629	5.3	$13.86
$15.01 to $17.00	270,900	5.9	$16.19	201,320	5.8	$16.26
$17.01 to $18.00	15,000	0.1	$17.15	15,000	0.1	$17.15

	2,928,733	6.1	$12.27	2,011,313	6.2	$12.15

The following table illustrates the impact on the Corporation’s net income and earnings per share if compensation expense had been recorded in the current and prior periods based on the fair value of all stock options granted on or after January 1, 2002:

	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2003	2002	2003	2002

Compensation Costs	$(509)	$(528)	$(1,046)	$(846)
Net Earnings
As reported	$2,555	$3,986	$4,073	$5,920
Pro forma	$2,046	$3,458	$3,027	$5,074
Net Earnings per Common Share
Basic
As reported	$0.05	$0.08	$0.08	$0.12
Pro forma	$0.04	$0.07	$0.06	$0.10
Diluted
As reported	$0.05	$0.08	$0.08	$0.12
Pro forma	$0.04	$0.07	$0.06	$0.10

The fair value of options granted in the prior year was estimated to be $6.74 on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

	6 months	6 months
	ended	ended
	June 30,	June 30,
	2003	2002

Risk free interest rate	5.33%	5.34%
Expected lives (years)	7 - 10 years	7 - 10 years
Expected volatility	42.56%	42.64%
Dividend per share	$0.05	$0.05

6.      PER SHARE CALCULATIONS

The Corporation has adopted a CIPPREC requirement to disclose a funds from operations (“FFO”) calculation versus the traditional cash flow from operations calculation. The following table sets forth the computation of FFO as well as basic and diluted earnings per share with respect to earnings from continuing operations and earnings from discontinued operations.

	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2003	2002	2003	2002

Numerator
Earnings from continuing operations	$2,555	$3,979	$3,322	$5,901
Earnings from discontinued operations	$—	$7	$751	$19
Funds from continuing operations	$17,082	$17,982	$31,494	$32,211
Funds from discontinued operations	$—	$24	$1,080	$56

Denominator
Denominator for basic earnings per share — weighted average shares (THOUSANDS)	50,356	49,554	50,225	49,445

Effect of dilutive securities Stock options (THOUSANDS)	542	646	521	442
Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion (THOUSANDS)	50,898	50,200	50,746	49,887

Basic and diluted earnings per share from continuing operations	$0.05	$0.08	$0.07	$0.12

Basic and diluted earnings per share from discontinued operations	$0.00	$0.00	$0.01	$0.00

7.      FUTURE INCOME TAXES

The Corporation’s provision for future income taxes is comprised as follows:

	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2003	2002	2003	2002

Continuing operations	$2,085	$2,409	$3,555	$3,823
Discontinued operations	—	3	329	10

Total future income taxes	$2,085	$2,412	$3,884	$3,833

The future income tax expense is computed as follows:

	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2003	2002	2003	2002

Tax expense based on expected rate of 37% (2002 — 36%)	$2,255	$2,609	$3,785	$4,030
Non-taxable portion of capital gain	—	(197)	(223)	(197)
Adjustment to future income tax liabilities	380	—	916	—
Adjustment for change in effective tax rate	(550)	—	(594)	—

Future income tax expense	$2,085	$2,412	$3,884	$3,833

     The future income tax liability is calculated as follows:

	June 30,	December 31,
AS AT	2003	2002

Tax assets related to operating losses	$76,329	$63,254
Tax liabilities related to differences in tax and book basis	(143,512)	(126,230)

Future income tax liability	$(67,183)	$(62,976)

8.	UTILITY REBATE

As of March 2, 2002, ATCO Gas, the transporter of all natural gas in Alberta, distributed a non-recurring rebate. The Alberta Energy and Utility Board instructed ATCO Gas to rebate a portion of the sale proceeds of the Viking-Kinsella producing assets to ATCO North customers in the form of a one-time rebate. The rebate was distributed to all ATCO North customers, based on historical usage, at a rate of $3.325/GJ.

9.	COMMITMENTS AND CONTINGENCIES

The Corporation has long-term supply arrangements with two electrical utility companies to supply the Corporation with its electrical power needs for Alberta for the next one to three years at a blended rate of approximately $0.07/kwh. These agreements provide that the Corporation purchase its power for all Alberta properties under contract for the upcoming years.

The Corporation also has two physical settlement fixed-price supply contracts for Alberta natural gas requirements. These contracts fix the price of natural gas for 75% of the Corporation’s requirements in Alberta. The two contracts are for physical settlement, and each represents approximately 37.5% of the Corporation’s Alberta requirements. The first of these contracts runs from January 1, 2003 to September 30, 2003, and the second contract runs from January 1, 2003 to September 30, 2004. In aggregate, these contracts provide the commodity at a price of $5.43/GJ. The remaining 25% supply will float at spot prices.

In Saskatchewan, the Corporation has a three-year physical supply agreement to supply 100% of the Corporation’s natural gas requirements for that province. The agreement extends until October 31, 2005 at a fixed price of $5.20/GJ.

10.	GUARANTEES

In the normal course of business, the Corporation enters into various agreements that may contain features that meet the AcG-14 definition of a guarantee. AcG-14 defines a guarantee to be a contract (including an indemnity) that contingently requires the Corporation to make payments to the guaranteed party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of a third party to pay its indebtedness when due.

In connection with the sales of properties by the Corporation, a mortgage assumed by the purchaser will have an indirect guarantee provided by Boardwalk to the lender until the mortgage is refinanced by the purchaser. In the event of default by the purchaser, Boardwalk would be liable for the outstanding mortgage balance. The Corporation’s maximum exposure as at June 30, 2003 is approximately $8.1 million. In the event of default, the Corporation’s recourse for recovery includes the sale of the respective building asset. The Corporation expects that the proceeds from the sale of the building asset will cover, and in most likelihood exceed, the maximum potential liability associated with the amount being guaranteed. Therefore, as at June 30, 2003, no amounts have been recorded in the consolidated financial statements with respect to the above noted indirect guarantees.

11.	SEGMENTED INFORMATION

The Corporation specializes in multi-family residential housing and operates primarily within one business segment in four provinces located in Canada. The following summary presents segmented financial information for the Corporation’s continuing operations by geographic location:

	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2003	2002	2003	2002

Alberta
Revenue	$37,885	$37,487	$75,528	$75,262
Expenses
Operating	4,652	4,376	9,368	8,196
Utilities	4,510	3,399	9,826	10,235
Utility rebate	—	(67)	—	(3,292)
Property taxes	2,738	2,657	5,643	5,316

	11,900	10,365	24,837	20,455

Net operating income from continuing operations	$25,985	$27,122	$50,691	$54,807

Saskatchewan
Revenue	$8,389	$7,952	$16,843	$16,207
Expenses
Operating	1,004	943	2,161	1,858
Utilities	841	632	2,073	2,255
Property taxes	1,200	1,187	2,399	2,387

	3,045	2,762	6,633	6,500

Net operating income from continuing operations	$5,344	$5,190	$10,210	$9,707

Ontario
Revenue	$8,683	$8,293	$17,220	$16,482
Expenses
Operating	1,170	1,122	2,446	2,286
Utilities	1,367	1,152	3,344	2,927
Property taxes	1,353	1,313	2,704	2,635

	3,890	3,587	8,494	7,848

Net operating income from continuing operations	$4,793	$4,706	$8,726	8,634

	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2003	2002	2003	2002

Quebec (2002 — 2 months of operations only)
Revenue	$11,454	$5,313	$22,004	$5,313
Expenses
Operating	1,203	365	2,324	365
Utilities	1,340	439	2,959	439
Property taxes	1,095	529	2,130	529

	3,638	1,333	7,413	1,333

Net operating income from continuing operations	$7,816	$3,980	$14,591	$3,980

Total
Net operating income from continuing operations	$43,938	$40,998	$84,218	$77,128
Unallocated revenue*	348	8,018	786	8,405
Unallocated expenses**	(41,731)	(45,037)	(81,682)	(79,632)

Net income from continuing operations	$2,555	$3,979	$3,322	$5,901

	June 30,	December 31,
AS AT	2003	2002

Alberta
Identifiable Assets
Revenue Producing properties	$970,208	$971,598
Mortgages and accounts receivable	6,278	8,550
Deferred financing costs	24,505	25,464
Tenants’ security deposit	6,103	6,559

	$1,007,094	$1,012,171

Saskatchewan
Identifiable Assets
Revenue producing properties	$180,068	$180,792
Mortgages and accounts receivable	—	22
Deferred financing costs	4,548	4,714
Tenants’ security deposits	1,050	1,037

	$185,666	$186,565

Ontario
Identifiable Assets
Revenue producing properties	$215,395	$215,175
Mortgages and accounts receivable	180	1,166
Deferred financing costs	2,788	2,954

	$218,363	$219,295

Quebec
Identifiable Assets
Revenue producing properties	$292,319	$229,272
Mortgages and accounts receivable	4,442	4,709
Deferred financing costs	4,303	4,357

	$301,064	$238,338

Total Assets
Identifiable assets	$1,712,187	$1,656,369
Unallocated assets***	28,962	52,121

	$1,741,149	$1,708,490

*	Unallocated revenue includes interest income and other non-rental income from continuing operations.

**	Unallocated expenses include non-rental operating expenses, administration, financing costs, amortization, income taxes and other provisions from continuing operations.

***	Unallocated assets include properties held for development, cash, short-term investments and other assets.

12.	SUBSEQUENT EVENTS

Subsequent to June 30, 2003, the Corporation contracted to acquire 646 residential units from unrelated third parties for an aggregate price of $45.0 million. The acquisition will be financed through cash of $5.7 million, existing credit facilities of $15.7 million and the assumption of existing mortgages.

Subsequent to the second quarter ended, the Corporation also increased the quarterly cash dividend from $0.02 to $.075 (Canadian) per share on the outstanding common shares. The dividend equates to an annual cash dividend rate of $0.30 per common share compared to the previous annualized dividend rate of $0.08 per common share.